Exhibit 12.1

Lincare Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2011	2010	2009	2008	2007

EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$290,393	$298,493	$223,387	$365,544	$358,155
Add:
Fixed charges deducted from earnings (see below)	59,276	57,520	55,942	60,457	49,747

Earnings available to cover fixed charges	$349,669	$356,013	$279,329	$426,001	$407,902

FIXED CHARGES:
Interest expense, including amounts in operating expense	$16,624	$15,965	$15,945	$21,185	$20,837
Amortized indebtedness	1,846	1,769	1,769	2,377	5,646
Amortization of discount on bonds payable	19,835	18,495	17,246	16,082	2,573
Interest within rent expense	20,971	21,291	20,982	20,813	20,691

Fixed charges	$59,276	$57,520	$55,942	$60,457	$49,747

RATIO OF EARNINGS TO FIXED CHARGES	5.90	6.19	4.99	7.05	8.20